EXHIBIT 99.1

EDAP Appoints U.S. Urologist Dr. Argil Wheelock to Board of Directors

LYON, France, June 26, 2009 (GLOBE NEWSWIRE) -- EDAP TMS SA (Nasdaq:EDAP), the global leader in therapeutic ultrasound, announced today that Dr. Argil J. Wheelock, MD was appointed to its Board of Directors, effective June 25, 2009. Dr. Wheelock replaces Dr. Karim Fizazi, MD, an oncologist, who resigned as a director in May 2009.

Dr. Wheelock, a U.S. board-certified urologist, is currently Chief of Urology at Erlanger Medical Center, a tertiary care and teaching hospital in Chattanooga, Tennessee. He is a director and Chief Medical Advisor to HealthTronics Inc., a leading U.S. provider of urological services and products. From 1996 to 2005, Dr. Wheelock served as Chairman and CEO of HealthTronics, a NASDAQ traded company where he was a founder. He has built a successful track record introducing new medical devices to the U.S. and navigating the FDA approval process. He is widely known among the U.S. urological community for bringing clinical benefits to patients and economic value to urology practices. Dr. Wheelock graduated from the University of Tennessee College of Medicine and completed urological training at Mount Sinai Hospital in New York City.

Philippe Chauveau, EDAP's Chairman of the Board, said, "I am very pleased to welcome Argil to EDAP's Board of Directors. His credentials as a certified urologist with expertise in U.S. regulatory affairs and commercial markets make him an outstanding addition to our team, strengthening the Board's collective ability to fulfill the best interest of our shareholders. As founder of a rapidly growing and successful medical device company, Argil has impressive leadership skills and provides us with a considerable strategic resource. In addition, his global experience and direct urological market knowledge will be invaluable as we continue to grow our HIFU European business and work towards FDA approval of Ablatherm in the U.S."

Dr. Wheelock commented, "I have watched the evolution of HIFU as a non-invasive, reproducible front-line treatment for prostate cancer in Europe. As a member of EDAP's board, I expect to utilize my experience in urology to assist with ongoing efforts to drive further HIFU penetration in Europe and adoption of the technology in new geographic markets. With enrollment underway in the U.S. ENLIGHT clinical trial, I look forward to counseling the board and management team through the FDA regulatory process, with the goal of launching Ablatherm-HIFU in the U.S. Given my specialty in treating urinary stone disease, I also anticipate contributing my expertise to raise awareness among urologists for the new Sonolith-I-sys lithotripter, which EDAP expects to introduce in the United States."

About EDAP TMS SA

EDAP TMS SA develops and markets Ablatherm, the most advanced and clinically proven choice for high-intensity focused ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. Approved in Europe as a treatment for prostate cancer, Ablatherm-HIFU (High Intensity Focused Ultrasound) is currently undergoing evaluation in a multicenter U.S. Phase II/III clinical trial under an Investigational Device Exemption granted by the FDA, the ENLIGHT U.S. clinical study. The Company also is developing this technology for the potential treatment of certain other types of tumors. EDAP TMS SA also produces and commercializes medical equipment for treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL). For more information on the company, please visit http://www.edap-tms.com, http://www.hifu-planet.com and http://www.pcaresearch.com.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding the company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the company's filings with the Securities and Exchange Commission. Ablatherm-HIFU treatment is in clinical trials, but not FDA-approved or marketed in the United States.

CONTACT:  EDAP TMS SA
          Investor Relations / Legal Affairs:
          Blandine Confort
          +33 4 72 15 31 72
          bconfort@edap-tms.com

          The Ruth Group
          Investors:
          R.J. Pellegrino
            646-536-7009
            rpellegrino@theruthgroup.com
          Nick Laudico
            646-536-7030
            nlaudico@theruthgroup.com